UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40331

Enthusiast Gaming Holdings Inc. / Canada
(Translation of registrant's name into English)

90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enthusiast Gaming Holdings Inc.
(Registrant)

Date: July 18, 2023	/s/ Alex Macdonald
Alex Macdonald
Chief Financial Officer